Prospectus Supplement filed under Rule 424(b)(3)
                                in connection with Registration No. 333-53451


                  PROSPECTUS SUPPLEMENT DATED March 5, 1999 (To
                         Prospectus Dated June 8, 1999)


                          INTELECT COMMUNICATIONS, INC.


               10,745,535 shares of Common Stock, par value $0.01
               (Supplement to the 9,006,809 shares of Common Stock
                     originally set forth in the Prospectus)

      This Prospectus Supplement supplements information contained in that certain Prospectus, dated June 8, 1998, as amended or supplemented (the "Prospectus") relating to the offer and sale by certain Selling Stockholders of up to 9,006,809 shares of common stock, par value $0.01 per share, (the "Common Stock") of Intelect Communications, Inc. (the "Company"). Of the 10,745,535 shares set forth in this Prospectus Supplement, 1,074,353 shares were originally set forth and sold pursuant to the original Prospectus. The shares set forth herein are issuable upon conversion of the Company's Series D Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock") issued in a private placement to certain purchasers on May 8, 1998 (the "Series D1 Preferred Stock"), as well as shares issued or issuable upon the conversion or exercise of certain securities held by the other Selling Stockholders as set forth in the Prospectus. This Prospectus Supplement is issued in connection with and reflects the transfer of shares of the Series D1 Preferred Stock by the original purchasers to the Selling Stockholders listed herein, effective as of the date hereof. In accordance with Rule 416 under the Act, this Prospectus Supplement also covers such presently indeterminate number of additional shares as may be issuable upon conversion of the Company's Series D1 Preferred Stock as may become issuable as a result of stock splits, stock dividends and antidilution provisions (including decreases in the conversion price of the Series D1 Preferred Stock). This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus. The following table, as it applies to the listed stockholders, amends, supplements and supersedes the information set forth in the Prospectus under the caption "Selling Stockholders" with respect to such listed Selling Stockholders:

                                                    Number of Shares                                Number of Shares
                                                     of Common Stock                                of Common Stock
                                                   Beneficially Owned        Number of Shares         Beneficially
                                                     as of March 5,          of Common Stock          Owned After
Name of Selling Stockholder                             1999 (1)              Offered Hereby          Offering (4)
------------------------------------------------ -----------------------  ---------------------- ----------------------
Fisher Capital Ltd. (5).........................      4,417,767 (2)           1,538,517 (3)            2,879,250
Wingate Capital Ltd. (5)........................      2,336,579 (2)             799,332 (3)            1,537,247
CCG Capital Ltd. (5)............................        283,544 (2)              90,391 (3)              193,153
CCG Investment Fund Ltd. (5)....................        283,544 (2)              90,391 (3)              193,153
HFTP Investment LLC.............................      1,161,666 (2)             417,449 (3)              744,217
Leonardo, L.P. (6)..............................        773,905 (2)             278,299 (3)              495,606
GAM Arbitrage Investments, Inc. (6).............         76,428 (2)              27,190 (3)               49,238
AG Super Fund International Partners, L.P. (6)..         77,228 (2)              27,990 (3)               49,238
Raphael, L.P. (6)...............................         78,035 (2)              27,990 (3)               50,045
Ramius Fund, Ltd. (6)...........................        155,233 (2)              55,980 (3)               99,253
The Coastal Corporation Second Pension Trust....      5,029,460 (7)           4,771,411                  258,049
St. James Capital Partners, L.P. ...............        560,319 (8)             524,119                   36,200
SJMB, L.P. .....................................      2,132,676 (9)           2,096,476                   36,200

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of March 5, 1999 (unless otherwise indicated) through the conversion or exercise of any security or other right.

(2) Beneficial ownership is determined as of March 5, 1999 and is based on a Conversion Price of the Series C Convertible Preferred Stock (the "Series C Preferred Stock"), the Series D Preferred Stock and the Series E Convertible Preferred Stock (the "Series E Preferred Stock") equal to $1.2917 (which is 83.5% of the average of the two lowest closing bid prices of the Common Stock for the forty (40) consecutive trading days ended March 4, 1999). Also includes warrants to purchase Common Stock held by certain Selling Stockholders. The number of shares of Series C Preferred Stock held by the Selling Stockholders is as follows: HFTP Investment LLC-- 922 shares, Leonardo, L.P. -- 614 shares, GAM Arbitrage Investments, Inc. -- 61 shares, AG Super Fund International Partners, L.P. -- 61 shares, Raphael, L.P. -- 62 shares, and Ramius Fund, Ltd. -- 123 shares. The number of shares of Series D1 Preferred Stock held by the Selling Stockholders is as follows: Fisher Capital Ltd. -- 1,187 shares, Wingate Capital Ltd.-- 543 shares, CCG Capital Fund Ltd. -- 38 shares, CCG Investment Fund, Ltd. -- 38 shares, HFTP Investment LLC-- 522 shares, Leonardo, L.P. -- 348 shares, GAM Arbitrage Investments, Inc. -- 34 shares, AG Super Fund International Partners, L.P. -- 35 shares, Raphael, L.P. -- 35 shares, Ramius Fund, Ltd. -- 70 shares. The number of shares of Series D Preferred Stock issued in a private placement to certain purchasers on June 26, 1998 (the "Series D2 Preferred Stock") and held by each Selling Stockholder is as follows: Fisher Capital Ltd. -- 2893 shares, Wingate Capital Ltd. 1557 -- shares,

      CCG Capital Ltd. -- 200 shares, CCG Investment Fund Ltd. -- 200 shares. The actual number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and the Series D Preferred Stock is that number of shares of Common Stock equal to the quotient of (i) the aggregate stated value of the Preferred Shares (i.e., $1,000 per share), plus any accrued and unpaid premium of 4.00% per annum divided by (ii) the Conversion Price. Subject to certain antidilution provisions, the Conversion Price for the Series C Preferred Stock is the lesser of (a) $9.082 per share, or (b) as of the date hereof, 83.5% of the Market Price of the Common Stock, where the Market Price is the average of the two lowest closing bid prices for the Common Stock for the forty (40) consecutive trading days immediately preceding such date of determination (the "Variable Price"). Subject to certain antidilution provisions, the Conversion Price for the Series D Preferred Stock is the lesser of (a) $2.998 per share, or (b) the Variable Price. Pursuant to the aforementioned antidilution provisions, in the event that the Company issues securities which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the variable conversion price in the Series C or Series D Preferred Stock, the Selling Stockholders may elect to substitute the more favorable variable price when making conversions of the Series C or Series D Preferred Stock. Effective as of March 5, 1999, the Company issued in a transaction exempt from registration under the Securities Act of 1933 shares of a new series of Series E Convertible Preferred Stock, par value $0.01 (the "Series E Preferred Stock"). The variable conversion price in the Series E Preferred Stock is 83.5% of the average of the two lowest closing bid prices of the Common Stock in the forty (40) trading days prior to the conversion date (the "Series E Variable Conversion Price"). Accordingly, the variable conversion price of the Series C and the Series D Preferred Stock (which was 97% of the average of the three lowest closing bid prices in the ten (10) consecutive trading days prior to the date of determination) will become the Variable Price, at the holders option, when submitting a conversion notice. The number of shares of Series E Preferred Stock held by each Selling Stockholder is as follows:
      Fisher Capital Ltd. -- 664 shares, Wingate Capital Ltd. 342 -- shares, CCG Capital Ltd. -- 39 shares, CCG Investment Fund Ltd. -- 39 shares. The actual number of shares of Common Stock issuable upon conversion of the Series E Preferred Stock is that number of shares of Common Stock equal to the quotient of (i) the aggregate stated value of the Series E Preferred Stock being converted (i.e., $1,000 per share), plus any accrued and unpaid premium of 8.00% per annum divided by (ii) the Series E Conversion Price. The Series E Conversion Price is the lesser of (a) the "fixed conversion price" (which is $1.80 for the 3,000 shares issued as of the date hereof, the lesser of $1.80 or the lowest closing bid price of the Common Stock during the ten (10) consecutive trading days immediately preceding the date a registration statement is filed with the Securities and Exchange Commission for the Mandatory Preferred Shares (as defined), and $3.00 with respect to any Additional Preferred Shares (as defined)) or, (b) the Series E Variable Conversion Price. No holder of shares of the Series C Preferred Stock, the Series D Preferred Stock, or the Series E Preferred Stock is entitled to convert or exercise such securities to the extent that the shares to be received by such holders upon such conversion or exercise would cause such holders in the aggregate to beneficially own more than 5% of the Common Stock of the Company (other than shares deemed to be beneficially owned through ownership of the Series C Preferred Stock, the Series D Preferred Stock, or the Series E Preferred Stock), except upon 61 days prior notice to the Company with respect to the Series C and D Preferred Stock.

(3) Represents the allocation among the Selling Stockholders of the number of shares of Common Stock issuable, as of March 5, 1999, upon conversion of the 3,050 shares of the Series D1 Preferred Stock held by the Selling Stockholders which shares of Common Stock the Company has registered pursuant to the Registration Rights Agreement between the Company and the Selling Stockholders. The number of shares of Common Stock registered pursuant to the Registration Statement on behalf of the Selling Stockholders holding Series D1 Preferred Stock and the number of Conversion Shares offered hereby by such holders have been determined by agreement between the Company and such Selling Stockholders. Because the number of shares that will ultimately be issued upon conversion of the Series D1 Preferred Stock is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described in footnote (2) above, and certain antidilution adjustments, such number of shares (and therefore the number of shares of Common Stock offered hereby) cannot be determined at this time. The number of shares of Common Stock being offered by the Selling Stockholders holding Series D1 Preferred Stock, in accordance with Rule 416 under the Securities Act, also includes such presently indeterminate number of additional shares as may be issuable upon conversion of the Series D1 Preferred Stock, based upon fluctuations in the conversion price of the Series D1 Preferred Stock and future antidilution adjustments in accordance with the terms of the Series D1 Preferred Stock.

(4) Gives effect to the conversion of all shares of Series D1 Preferred Stock and sale of all the shares of Common Stock upon conversion of the Series D1 Preferred Stock. Also assumes that there is no change in the number of shares of Common Stock beneficially held due to the holding of Series C Preferred Stock, the Series D2 Preferred Stock and the Series E Preferred Stock. Following the offering, excluding the limitations on beneficial ownership described in footnote (2) above, all of the Selling Stockholders will own less than 1% of the Common Stock of the Company except as follows: Fisher Capital Ltd. 8.25%, Wingate Capital Ltd. 4.40%, HFTP Investment LLC 2.13%, and Leonardo, L.P. 1.42%, based on 34,907,976 shares outstanding as of March 5, 1999.

(5) Citadel Limited Partnership is the trading manager of each of CCG Capital Ltd., CCG Investment Fund Ltd., Fisher Capital Ltd. ("Fisher"), and Wingate Capital Ltd. ("Wingate") (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. In addition, Citadel Limited Partnership is the managing general partner of Olympus Securities Ltd. ("Olympus") and the trading manager of NP Partners. As of March 5, 1999, Olympus beneficially owned 65,000 shares of Common Stock and the shares of Common Stock issuable upon conversion of the 688 shares of Series E Preferred Stock held by Olympus, and NP Partners beneficially owned 35,000 shares of Common Stock and the shares of Common Stock issuable upon conversion of the Series E Preferred Stock held by NP Partners. The ownership information for the Citadel Entities does not include the ownership information of Olympus and NP Partners. Citadel Limited Partnership and each of the Citadel Entities disclaims beneficial ownership of the shares of Common Stock held by the other Citadel Entities, Olympus and NP Partners.

(6) Angelo, Gordon & Co., L.P. is the trading manager of Leonardo, L.P., GAM Arbitrage Investments, Inc., AG Super Fund International Partners, L.P., Raphael, L.P. and Ramius Fund, Ltd. (collectively, the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities.

(7) Beneficial ownership is determined as of March 5, 1999 and includes 3,919,409 shares of Common Stock which are issuable upon the conversion of the Company's Series A Cumulative Convertible Preferred Stock, on a share per share basis, and 450,000 shares of Common Stock which are issuable upon exercise of a warrant issued to Coastal, assuming exercise in full of such warrant and payment of the cash exercise price to the Company.

(8) Beneficial ownership is determined as of May 13, 1998. Does not include shares beneficially owned by SJMB, L.P.

(9) Beneficial ownership is determined as of May 13,1998. Does not include shares beneficially owned by St. James Capital Partners, L.P.


                This Prospectus Supplement is dated March 5, 1999